SEC 11020902 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

SEC FILE NUMBER
8-00099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2985 S. Ridge Road, Suite C
(No. and Street)

Green Bay	Wisconsin	54305-0640
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curtis J. Fuszard, President & Chief Executive Officer (608) 259-3649
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive	Chicago	Illinois	60601-5212
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curtis J. Fuszard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Investment Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commission expires 1/18/2015

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2010

TABLE OF CONTENTS

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

Board of Directors
Associated Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Associated Investment Services, Inc. (a wholly owned subsidiary of Associated Banc-Corp) (the Company), as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Investment Services, Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion , is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 28, 2011

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$5,683,078
Securities owned:	
Marketable, at fair value	1,125,226
Not readily marketable, at estimated fair value	15,000
Deposit with clearing broker	100,000
Receivable from broker/dealers and clearing organization	783,317
Receivable from related parties	152,400
Fixed assets – less accumulated depreciation of $350,142	3,978
Prepaid assets	237,996
Deferred pension cost	492,924
Income tax receivable	174,399
Total assets	$8,768,318
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payable to clearing organization	$ 3,673
Payable to related parties, net	12,273
Accrued personnel expense	711,771
Income tax payable	62,756
Deferred tax liability, net	142,250
Other liabilities	55,897
Total liabilities	$ 988,620
Stockholder's equity	
Common stock (No par value with a stated value of $100 per share, authorized 1,000 shares, issued and outstanding 480 shares)	$ 48,000
Surplus	2,444,675
Retained earnings	5,287,023
Total stockholder's equity	7,779,698
Total liabilities and stockholder's equity	$ 8,768,318

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue:	
Commissions	$ 7,148,049
Interest and dividends	5,111
Investment advisory fees	415,940
Annuity and insurance commission revenue from related party	8,665,669
Other revenues	922,384
Total revenue	17,157,153
Expenses:	
Personnel expense	10,635,352
Commissions and floor brokerage	431,914
Occupancy and equipment	1,569,622
Communications and data processing	225,865
Business development and advertising	269,802
Affiliate management and administrative fees	1,707,778
Other expenses	704,415
Total expenses	15,544,748
Income before income taxes	1,612,405
Income tax expense	662,129
Net income	$ 950,276

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock			Retained	
	Shares	Amount	Surplus	Earnings	Total
Balance, December 31, 2009	480	$ 48,000	$ 2,395,316	$ 4,336,747	$6,780,063
Net income	---	---	---	950,276	950,276
Stock-based compensation expense, net	---	---	49,359	---	49,359
Balance, December 31, 2010	480	$ 48,000	$ 2,444,675	$ 5,287,023	$7,779,698

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 950,276
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	5,688
Stock-based compensation expense, net	49,359
Deferred tax expense	176,423
Changes in assets and liabilities:	
Increase in net receivable from broker/dealer and clearing organization	(143,317)
Net decrease in investment securities	12,886
Decrease in receivable from related parties	51,000
Increase in prepaid assets	(81,198)
Increase in deferred pension cost	(370,320)
Increase in payable to clearing organization	703
Decrease in payable to related parties	(18,735)
Increase in accrued personnel expense	88,898
Decrease in other liabilities	(126)
Increase in income tax receivable	(120,535)
Decrease in income taxes payable	(32,459)
Net cash provided by operating activities	568,543
Net increase in cash and cash equivalents	568,543
Cash and cash equivalents at beginning of year	5,114,535
Cash and cash equivalents at end of year	$5,683,078

Supplemental disclosures of cash flow information:

Cash paid during the year for income taxes	$ 638,700

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies follow.

Principal Business Activity

Associated Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Associated Banc-Corp (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Chicago Stock Exchange.

The Company acts as an introducing broker, clears all transactions on a fully disclosed basis with a clearing broker or dealer, and transmits all customer funds and securities to the clearing broker or dealer. Although the Company does not carry customer funds or securities, on occasion it does receive checks made payable to itself, which the Company deposits into its clearing broker account or dealer bank account with an affiliate. Therefore, the Company does not meet all the requirements as set forth in the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and must comply with the Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3.

Revenue Recognition

Commissions and related clearing expenses for mutual funds, investment securities, and annuities are recorded on a trade-date basis. Commissions for insurance products are recognized upon insurance company approval of the transaction and when the cash is received.

Management and investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Cash and Cash Equivalents

The Company considers cash and interest bearing deposits with other financial institutions to be cash and cash equivalents.

Cash of $300,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Securities Owned

Marketable securities are reported at fair value. Unrealized gains or losses are included in other revenues in the Statement of Income.

Fixed Assets

Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture, equipment and software are being depreciated on a straight-line basis over the estimated useful lives of the assets of 3 to 15 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease. Maintenance and repair costs are charged to expense as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Stock-Based Compensation

The Company recognizes compensation expense for the fair value of stock grants on a straight-line basis over the vesting period of the grants. Compensation expense recognized is included in personnel expense in the Statement of Income. See Note 9 for additional information on stock-based compensation.

Recent Accounting Pronouncements

In January 2010, the FASB issued an accounting standard providing additional guidance relating to fair value measurement disclosures. Specifically, companies will be required to separately disclose significant transfers into and out of Level 1 and Level 2 measurements in the fair value hierarchy and the reasons for those transfers. Significance should generally be based on earnings and total assets or liabilities, or when changes are recognized in other comprehensive income, based on total equity. Companies may take different approaches in determining when to recognize such transfers, including using the actual date of the event or change in circumstances causing the transfer, or using the beginning or ending of a reporting period. For Level 3 fair value measurements, the new guidance requires presentation of separate information about purchases, sales, issuances and settlements. Additionally, the FASB also clarified existing fair value measurement disclosure requirements relating to the level of disaggregation, inputs, and valuation techniques. This accounting standard was effective at the beginning of 2010, except for the detailed Level 3 disclosures, which will be effective at the beginning of 2011. The Company adopted the accounting standard, except for the detailed Level 3 disclosures, at the beginning of 2010, with no material impact on its results of operations, financial position, and liquidity.

NOTE 2 RECEIVABLE FROM AND PAYABLE TO BROKER/DEALERS AND CLEARING ORGANIZATION

At December 31, 2010, amounts receivable from and payable to broker/dealers and clearing organizations consist of fees and commissions receivable, and the related charges of customer transactions cleared through another broker/dealer on a fully disclosed basis.

NOTE 3 INCOME TAXES

Income tax expense for the year ended December 31, 2010 consists of the following:

Current:	
Federal	$ 369,086
State	116,620
Total current	485,706
Deferred:	
Federal	160,484
State	15,939
Total deferred	176,423
Income tax expense	$662,129

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The major differences that give rise to the deferred tax assets and liabilities at December 31, 2010 are as follows:

Gross Deferred Tax Assets:	
Accrued liabilities	$ 21,274
Fixed assets	12,704
State income taxes	9,174
Deferred compensation	62,898
Total gross deferred tax assets	106,050
Gross Deferred Tax Liabilities:	
Prepaid insurance	(53,878)
Deferred pension cost	(194,422)
Total gross deferred tax liabilities	(248,300)
Net deferred tax liability	$ (142,250)

The effective tax rate differs from the statutory federal tax rate of 35%. The major reasons for this difference are as follows:

Federal income tax rate at statutory rate	35.0%
Increases resulting from:	
State income taxes (net of federal income taxes)	5.4%
Non-deductible meals and entertainment expenses	0.7%
Effective income tax rate	41.1%

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets at December 31, 2010 is dependent upon the Company's ability to generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and, if necessary, tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company

will realize the benefits of these deferred tax assets at December 31, 2010. No valuation allowance has been recorded at December 31, 2010.

It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Any such interest and penalties related to unrecognized tax benefits is recognized in income tax expense. No accrued tax interest or penalties have been recognized by the Company during 2010 or at December 31, 2010.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's federal income tax returns are open and subject to examination from the 2006 tax return year and forward, while the Company's various state income tax returns are generally open and subject to examination from the 1999 and later tax return years based on individual state statutes of limitation.

NOTE 4 EMPLOYEE BENEFITS

Substantially all full-time employees of the Company are covered under the noncontributory defined benefit plan (Benefit Plan) of the Parent. Under the Benefit Plan, the Company is allocated a portion of the expense, and the pension obligation is recognized by the Parent. The Company's share of pension expense was approximately $131,000 in 2010.

Substantially all full-time employees of the Company are covered under the 401(k) and Employee Stock Ownership Plan (Savings Plan) of the Parent, and employees may make pre-tax contributions up to certain IRS dollar limits. Total expense related to the Company's contributions to the Savings Plan was approximately $293,000 in 2010.

NOTE 5 COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space from its Parent and various entities owned by its Parent under operating lease arrangements that are cancelable under mutual agreement. Lease payments are determined annually based upon base rents, other operating costs and head count of employees. Rent expense, included in occupancy and equipment on the Statement of Income, for all related-party operating leases, totaled approximately $1.6 million in 2010.

In the ordinary course of business, the Company may be named as defendant in or be a party to various pending and threatened legal proceedings. Because the Company cannot state with certainty the range of possible outcomes or plaintiffs' ultimate damage claims, management cannot estimate the timing or specific possible loss or range of loss that may result from these proceedings. Management believes, based upon current knowledge, that liabilities arising out of any such current proceedings will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

NOTE 6 RELATED-PARTY TRANSACTIONS

Pension and profit-sharing plan expense allocations are discussed in Note 4.

Terms of leases (including rent expense) with the Parent and various entities owned by the Parent are discussed in Note 5.

The Company paid affiliate management and administrative fees of approximately $1.7 million in 2010 to the Parent.

As discussed in Note 1, the Company is included in the consolidated federal income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Parent. The Company paid approximately $0.6 million in 2010 to the Parent for income taxes.

A revenue sharing arrangement exists between the Company and Associated Financial Group, LLC (AFG), a wholly owned subsidiary of Associated Bank, National Association (the "Bank"), which is a wholly owned subsidiary of the Parent. The arrangement was established to account for and allocate revenue with respect to the sale of annuity and insurance products that are distributed by dual employees of the Company and AFG. Shared revenue related to annuity and insurance product sales for 2010 totaled $8.7 million. Of this amount, approximately $152,000 was a receivable from AFG at December 31, 2010. Product distribution expense payable to an affiliate at December 31, 2010 totaled approximately $12,000.

A revenue sharing arrangement was established between the Company and Associated Trust Company, National Association, which is a wholly owned subsidiary of the Bank, to allocate asset based revenues received from Goldman Sachs. The revenue for the Company is calculated based upon the value of the assets of the Company invested with Goldman Sachs. Shared revenue for 2010 totaled approximately $5,000.

The Company maintained a balance of approximately $5.7 million of cash and cash equivalents at the Bank at December 31, 2010.

NOTE 7 OFF-BALANCE SHEET AND CONCENTRATION OF CREDIT

The Securities Investor Protection Corporation (SIPC) insures cash and securities up to $500,000 (although coverage of cash is limited to $100,000). Amounts in excess of SIPC insured limits were approximately $625,000 at December 31, 2010.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through a clearing broker/dealer, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker/dealer executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing broker/dealer, seeks to control the risks associated with the Company's customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker/dealer monitors the Company's customers' required margin levels daily and, pursuant to such guidelines, requires the Company to contact the Company's customers to deposit additional collateral or to reduce positions when necessary.

NOTE 8 NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of approximately $2.5 million which was approximately $2.2 million in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.34 to 1.00 at December 31, 2010.

NOTE 9 STOCK-BASED COMPENSATION

The Company recognizes expense for stock-based compensation using the fair value method of accounting. The fair value of stock options granted for common stock of the Parent is estimated on the date of grant using a Black-Scholes option pricing model and is amortized as compensation expense on a straight-line basis over the vesting period of the grants (3 years). Compensation expense recognized is included in personnel expense on the Statement of Income.

Assumptions are used in estimating the fair value of stock options granted. The weighted average expected life of the stock option represents the period of time that stock options are expected to be outstanding and is estimated using historical data of stock option exercises and forfeitures. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on the historical volatility of the Parent's stock. The following assumptions were used in estimating the fair value for options granted in 2010: a weighted average expected life of 6 years, a risk-free interest rate of 2.75%, an expected volatility of 45.24%, and a dividend yield of 3.00%. Based on these assumptions, the estimated fair value of the stock options granted during 2010 was $4.57 per share.

A summary of the Company's stock option activity for 2010 is presented below.

Stock Options	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2009	86,866	$26.72
Granted	17,525	13.16
Exercised	---	---
Forfeited	(4,335)	17.47
Outstanding at December 31, 2010	100,056	$24.74
Options exercisable at December 31, 2010	72,643	$28.18

The Company recognized compensation expense of approximately $49,000 during 2010 for the vesting of stock options. At December 31, 2010, the Company had approximately $68,000 of unrecognized compensation costs related to stock options that is expected to be recognized over the remaining vesting period of approximately 2 years.

NOTE 10 FAIR VALUE MEASUREMENTS

The FASB issued an accounting standard (subsequently codified into ASC Topic 820, "Fair Value Measurements and Disclosures") which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This accounting standard applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard amends numerous accounting pronouncements but does not require any new fair value measurements of reported balances. The standard also emphasizes that fair value (i.e., the price that would be received in an orderly transaction that is not a forced liquidation or distressed sale at the measurement date), among other things, is based on exit price versus entry price, should include assumptions about risk such as nonperformance risk in liability fair values, and is a market-based measurement, not an entity-specific measurement. When considering the assumptions that market participants would use in pricing the asset or liability, this accounting standard establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The fair value hierarchy prioritizes inputs used to measure fair value into three broad levels.

Level 1 inputs Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

Following is a description of the valuation methodologies used for the Company's more significant instruments measured on a recurring basis at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. While the Company considered the unfavorable impact of recent economic challenges (including but not limited to weakened economic conditions, disruptions in capital markets, troubled or failed financial institutions, government intervention and actions) on quoted market prices for identical and similar financial instruments, and on inputs or assumptions used, the Company accepted the fair values determined under its valuation methodologies.

<u>Securities Owned</u>: Where quoted prices are available in an active market, securities owned are classified in Level 1 of the fair value hierarchy. The Company's investment in a money market fund totaled $1.1 million at December 31, 2010 and is classified within Level 1 of the fair value hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows,

with consideration given to the nature of the quote and the relationship of recently evidenced market activity to the fair value estimate, and are classified in Level 2 of the fair value hierarchy. The Company's shares in the Chicago Stock Exchange totaled $15,000 at December 31, 2010 and are classified within Level 2 of the fair value hierarchy. Lastly, in certain cases where there is limited activity or less transparency around inputs to the estimated fair value, securities are classified within Level 3 of the fair value hierarchy. The Company does not have securities owned that are classified within Level 3 of the fair value hierarchy.

NOTE 11 SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition or disclosure through February 28, 2011, the date of the filing of the financial statements with the Securities and Exchange Commission.

Schedule 1

COMPUTATIONS OF NET CAPITAL UNDER SEC RULE 15C3-1
DECEMBER 31, 2010

NET CAPITAL:		
Total stockholder's equity		$7,779,698
Deductions and/or charges:		
A. Nonallowable assets:		
Prepaid Expenses	237,996	
Fixed Assets, net	3,978	
Income tax receivable and net deferred tax asset	174,399	
Other assets	4,870,935	
	5,287,308	
B. Other deductions and/or charges	---	
		(5,287,308)
Net capital before haircuts on securities positions (tentative net capital)		2,492,390
Additional charges for customers' and non-customers' security accounts		(1,074)
Haircuts on securities positions pursuant to Rule 15c-3-1(f)		(22,505)
Net capital		$2,468,812
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		$ 846,370
Deduction for required deposit in Reserve Bank Account		0
Total aggregate indebtedness		$ 846,370
Ratio: Aggregate indebtedness to net capital		0.34 to 1.00
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 56,453
Minimum dollar net capital requirement		$ 250,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)		$ 250,000
Excess net capital		$2,218,812
There is no material difference between the computation of net capital above and that reported by the Company in Part II A (unaudited) of Form X-17A-5 as of December 31, 2010.		

See accompanying report of independent registered public accounting firm.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

Schedule 2

CUSTOMER RESERVE BANK ACCOUNT COMPUTATION UNDER SEC 15C3-3
DECEMBER 31, 2010

	Credits	Debits
1. Free credit balances and other credit balances in customers' security accounts.	-0-	
2. Monies borrowed collateralized by securities carried for the account of customers.	-0-	
3. Monies payable against customers' securities loaned.	-0-	
4. Customers' securities failed to receive.	-0-	
5. Credit balances in firm accounts which are attributable to principal sales to customers.	-0-	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	-0-	
7. Market value of short security count difference over 30 calendar days old.	-0-	
8. Market value of short securities and credits in all suspense accounts over 30 calendar days.	-0-	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	-0-	
10. Mutual fund breakpoint liability projection	-0-	
11. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.		-0-
12. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.		-0-
13. Failed to deliver of customers securities not older than 30 calendar days.		-0-
14. Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts.		-0-
Totals	$ -0-	-0-

15. Excess of total credits over total debits required to be on deposit in a "Reserve Bank Account"	$ -0-
16. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	$ -0-
17. Amount on deposit in Reserve Bank Account 1-141824-3	$300,000
18. Additional deposit required	-0-

There is no material difference between the determination of reserve requirements above and that reported by the Company in Part II (unaudited) of Form X-17A-5 as of December 31, 2010.

See accompanying report of independent registered public accounting firm.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

Schedule 3

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
DECEMBER 31, 2010

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ NONE
	A. Number of items	---
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ NONE
	A. Number of items	---
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	YES (x)

See accompanying report of independent registered public accounting firm.

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Associated Investment Services, Inc.:

In planning and performing our audit of the financial statements of Associated Investment Services, Inc. (a wholly owned subsidiary of Associated Banc-Corp) (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule.

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully-paid and excess-margin securities of customers as required by the Customer Protection Rule.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2011

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
Associated Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Associated Investment Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per inspection of check requests and check copies, noting no differences;

2. Compared the amounts reported on the audited Form – 17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2011